UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Baozun Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

06684L103(1)

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

CUSIP No. 06684L103		13G

1.	Names of Reporting Persons Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,469,422 Class A Ordinary Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 26,469,422 Class A Ordinary Shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,469,422 Class A Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable

11.

Percent of Class Represented by Amount in Row (9)
19.3%(1) of total Class A Ordinary Shares (or 17.6%(1) of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)

12.	Type of Reporting Person (See Instructions) CO

(1)         The percentage is based on the aggregate number of (a) 150,775,312 Ordinary Shares issued and outstanding as of September 30, 2015, as reported in the Issuer’s Form 6-K filed with the SEC on November 24, 2015, (b) 13,300,738 Class B Ordinary Shares issued and outstanding as of May 27, 2015, as reported in the Issuer’s prospectus (the “Prospectus”) filed pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”) with the SEC on May 21, 2015, and (c) 137,474,574 Class A Ordinary Shares, calculated by subtracting the aggregate number of Class B Ordinary Shares from the aggregate number of Ordinary Shares mentioned above. According to the Prospectus, (a) each Class B Ordinary Share is convertible at any time by the holder thereof into Class A Ordinary Share on a one-for-one basis; (b) the Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law; (c) each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote. The percentage reported does not reflect the ten for one voting power of the Class B Ordinary Shares because these shares are treated as converted into Class A Ordinary Shares for the purpose of this report.

CUSIP No. 06684L103		13G

1.	Names of Reporting Persons Alibaba Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,469,422 Class A Ordinary Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 26,469,422 Class A Ordinary Shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,469,422 Class A Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable

11.

Percent of Class Represented by Amount in Row (9)
19.3%(1) of total Class A Ordinary Shares (or 17.6% (1) of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)

12.	Type of Reporting Person (See Instructions) CO

(1)   The percentage is based on the aggregate number of (a) 150,775,312 Ordinary Shares issued and outstanding as of September 30, 2015, as reported in the Issuer’s Form 6-K filed with the SEC on November 24, 2015, (b) 13,300,738 Class B Ordinary Shares issued and outstanding as of May 27, 2015, as reported in the Prospectus, and (c) 137,474,574 Class A Ordinary Shares, calculated by subtracting the aggregate number of Class B Ordinary Shares from the aggregate number of Ordinary Shares mentioned above. According to the Prospectus, (a) each Class B Ordinary Share is convertible at any time by the holder thereof into Class A Ordinary Share on a one-for-one basis; (b) the Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law; (c) each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote. The percentage reported does not reflect the ten for one voting power of the Class B Ordinary Shares because these shares are treated as converted into Class A Ordinary Shares for the purpose of this report.

CUSIP No. 06684L103	13G

Item 1.
	(a)	Name of Issuer Baozun Inc.
	(b)	Address of Issuer’s Principal Executive Offices Building No. H, No. 1188 Wanrong Road Zhabei District, Shanghai 200436 The People’s Republic of China

Item 2.
	(a)	Name of Person Filing This schedule is filed by and on behalf of:
		1	Alibaba Group Holding Limited
		2	Alibaba Investment Limited
	(b)	Address of the Principal Office or, if none, Residence
		1	Alibaba Group Holding Limited	c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong
		2	Alibaba Investment Limited	Trident Chambers, P. O. Box 146, Road Town, Tortola, British Virgin Islands
	(c)	Citizenship
		1	Alibaba Group Holding Limited	Cayman Islands
		2	Alibaba Investment Limited	British Virgin Islands
	(d)	Title of Class of Securities Class A Ordinary Shares
	(e)	CUSIP Number 06684L103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 06684L103	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
1	Alibaba Group Holding Limited	26,469,422	19.3%	26,469,422	0	26,469,422	0
2	Alibaba Investment Limited	26,469,422	19.3%	26,469,422	0	26,469,422	0

(1)         Alibaba Investment Limited is the record holder of 26,469,422 Class A Ordinary Shares of the Issuer.  Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited. Alibaba Group Holding Limited has voting and investment power with respect to these Class A Ordinary Shares.

(2)         Represent 19.3% of total Class A Ordinary Shares (or 17.6% of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares). The percentage is based on the aggregate number of (a) 150,775,312 Ordinary Shares issued and outstanding as of September 30, 2015, as reported in the Issuer’s Form 6-K filed with the SEC on November 24, 2015, (b) 13,300,738 Class B Ordinary Shares issued and outstanding as of May 27, 2015, as reported in the Prospectus, and (c) 137,474,574 Class A Ordinary Shares, calculated by subtracting the aggregate number of Class B Ordinary Shares from the aggregate number of Ordinary Shares mentioned above. According to the Prospectus, (a) each Class B Ordinary Share is convertible at any time by the holder thereof into Class A Ordinary Share on a one-for-one basis; (b) the Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law; (c) each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote. The percentage reported does not reflect the ten for one voting power of the Class B Ordinary Shares because these shares are treated as converted into Class A Ordinary Shares for the purpose of this report.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

CUSIP No. 06684L103	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 12, 2016

Alibaba Group Holding Limited

/s/ Timothy A. Steinert
Signature
Name: Timothy A. Steinert
Title: General Counsel and Secretary

Alibaba Investment Limited

/s/ Timothy A. Steinert
Signature
Name: Timothy A. Steinert
Title: Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement